UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Quorum Health Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74909E106
(CUSIP Number)

York Capital Management Global Advisors, LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with a copy to:
Michael Emanuel
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
212-806-6202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⊠.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,980,000

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,980,000

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,980,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
1A

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Person with the Securities and Exchange Commission (the “Commission”).  This Statement relates to the shares of Common Stock, $0.0001 par value per share (“Shares”), of Quorum Health Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”).  The address of the Issuer’s principal executive offices is 1573 Mallory Lane, Brentwood, Tennessee 37027.

Item 2.  Identity and Background.

(a)            This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

(i)	1,557,622 Shares directly owned by York Credit Opportunities Investments Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”);

(ii)	23,168 Shares directly owned by York Insurance Dedicated Fund, LLC, a Delaware limited liability company (“York Insurance Dedicated”);
(iii)	112,254 Shares directly owned by Exuma Capital, L.P., a Cayman Islands exempted limited partnership (“Exuma”); and
(iv)
1,286,956 Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities” and together with York Credit Opportunities Master, Exuma and York Insurance Dedicated, the “York Funds”).

YGA, the sole managing member of the general partner of each of York Credit Opportunities Master, Exuma, and York Credit Opportunities, and the sole managing member of the managing member of York Insurance Dedicated, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by such investment funds.
James G. Dinan is the Chief Executive Officer of YGA.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities Master and York Credit Opportunities.  YGA is the sole managing member of York Credit Opportunities Domestic.

York Managed Holdings, LLC (“York Managed Holdings”), a New York limited liability company is the managing member of York Insurance Dedicated.  YGA is the sole managing member of York Managed Holdings.

Exuma Management, LLC, a New York limited liability company (“Exuma Management”), is the general partner of Exuma.  YGA is the sole managing member of Exuma Management.

The name of certain directors and executive officers of YGA is set forth on Exhibit A to this Statement, which is incorporated herein by reference.
(b)            The principal business office address of each of YGA, the York Funds, York Credit Opportunities Domestic, York Managed Holdings and Exuma Management is:

c/o York Capital Management Global Advisors, LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

(c)            YGA, by itself and through controlled affiliates, provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Credit Opportunities Master, York Insurance Dedicated, Exuma and York Credit Opportunities is a privately owned investment limited partnership or limited liability company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

York Credit Opportunities Domestic is a privately owned limited liability company in the principal business of acting as the general partner of York Credit Opportunities, York Credit Opportunities Master and the general partner or manager of certain other private investment funds.

York Managed Holdings is a privately owned limited liability company in the principal business of acting as the managing member of York Insurance Dedicated and the general partner or manager of certain other private investment funds.

Exuma Management is a privately owned limited liability company in the principal business of acting as the general partner of Exuma and the general partner or manager of certain other private investment funds.

The present principal occupation or employment of certain other persons named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

(d) – (e)                           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of certain natural persons named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

The funds used to acquire the Shares described herein were derived from the capital of each of the York Funds for their individual purchases.

Item 4.  Purpose of Transaction.

The Reporting Person is engaged in the investment and trading business and, in pursuing this business, analyzes the operations, capital structure and markets of companies, including the Issuer and other businesses in the Issuer's industry, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

The Reporting Person may communicate with the Issuer’s management, the board of directors, other current or prospective holders of the Issuer’s Shares or other securities and other relevant parties with respect to operational, financial or governance matters of the Issuer.  In addition the Reporting Person may engage in discussions with management, the board of directors, other current or prospective holders of the Issuer’s Shares and other securities and other relevant parties or take other actions concerning, without limitation, any existing or potential corporate transaction, business strategy, future plans, prospects, corporate structure, board composition and capitalization and dividend policy.

Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by its board of directors, the Issuer’s Share price, and other applicable economic and industry conditions, the Reporting Person may take such actions with respect to its investments in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or other securities related to the Issuer or selling some or all of its beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Person and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.  Interest in Securities of the Issuer.

(a)

(i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,980,000 Shares in the aggregate, which represent approximately 9.05% of the 32,912,073 issued and outstanding Shares reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 7, 2019.

(ii) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,557,622 Shares.  As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(iii) York Insurance Dedicated may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 23,168 Shares.  As the managing member of York Insurance Dedicated, York Managed Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Insurance Dedicated.

(iv) Exuma may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 112,254 Shares.  As the general partner of Exuma, Exuma Management may be deemed to be the beneficial owner of the Shares beneficially owned by Exuma.

(v) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,286,956 Shares.  As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(vi) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit A to this Statement.  The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

(b)

(i) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,980,000 Shares in the aggregate, which represents approximately 9.05% of the 32,912,073 issued and outstanding Shares reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 7, 2019.

(ii) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,557,622 Shares.  As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,557,622 Shares.

(iii) York Insurance Dedicated may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 23,168 Shares.  As the managing member of York Insurance Dedicated, York Managed Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 23,168  Shares.

(iv) Exuma may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 112,254 Shares.  As the general partner of Exuma, Exuma Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 112,254 Shares.

(v) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,286,956 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,286,956 Shares.

(vi)  To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit A to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)            Neither the Reporting Person nor, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares during the 60 calendar days preceding the date of this Statement.

(d)            The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund.  The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act.  Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2019

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Richard P. Swanson
Name: Richard P. Swanson
Title: Chief Legal Officer

EXHIBIT A
CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA

Nathan P. Romano	Chief Operating Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA

John J. Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA